UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports First Quarter 2021 Financial Results

•	Revenue increased by 11.8% year-over-year up to $235.2 million.

•	Net loss for the quarter attributable to the Company was $19.2 million, compared with a net loss of $40.5 million in the first quarter of 2020.

•	Net cash provided by operating activities of $146.7 million compared with $85.7 million in the first quarter of 2020.

•	Cash available for distribution (“CAFD”) increased by 7.6% year-over-year up to $51.2 million in the first quarter of 2021.

•	Agreement reached to acquire a 49% interest in a 596 MW portfolio of wind assets in Illinois, Texas, Oregon and Minnesota.

•	Closed the acquisition of Coso, a 135 MW contracted renewable energy plant in California.

•	Closed the investment in Chile PV2, a 40 MW solar plant via our renewable energy platform.

•	Quarterly dividend of $0.43 per share approved by the Board of Directors.

May 6, 2021 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first quarter of 2021. Revenue for the first quarter of 2021 was $235.2 million, an 11.8% increase compared with the first quarter of 2020. Adjusted EBITDA including unconsolidated affiliates increased by 2.5% to $170.1 million and CAFD was $51.2 million, a 7.6% rise compared with $47.6 million in the first quarter of 2020.

“In the first quarter of 2021 we made very good progress on our growth strategy, with the agreement reached for the acquisition of the 596 MW wind portfolio in the US and closings of the acquisitions of Coso, a 135 MW renewable asset in California and Chile PV 2, a 40 MW PV plant.”, said Santiago Seage, Atlantica’s CEO.

Highlights

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
Revenue	$235,190	$210,403
Profit for the period attributable to the Company	(19,172)	(40,511)
Adjusted EBITDA incl. unconsolidated affiliates	170,070	165,962
Net cash provided by operating activities	146,708	85,685
CAFD	51,237	47,558

Key Performance Indicators
	Three-month period ended March 31,
	2021	2020
Renewable energy
MW in operation[1]	1,591	1,496
GWh produced[2]	606	526
Efficient natural gas
MW in operation[3]	343	343
GWh produced[4]	542	644
Availability (%)[5]	98.3%	102.4%
Transmission and Transportation
Miles in operation	1,166	1,166
Availability (%)[5]	100.0%	99.9%
Water
Mft[3] in operation[2]	17.5	10.5
Availability (%)[5]	97.5%	101.8%

1 Represents total installed capacity in assets owned or consolidated for the first quarter of 2021 and 2020, regardless of our percentage of ownership in each of the assets.
2 Includes curtailment in wind assets for which we receive compensation.
3 Includes 43 MW corresponding to our 30% share in Monterrey.
4 GWh produced includes 30% of the production from Monterrey.
5 Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
Revenue by geography
North America	$60,585	$59,283
South America	38,308	35,654
EMEA	136,297	115,466
Total Revenue	$235,190	$210,403

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$40,287	$52,661
South America	29,943	28,422
EMEA	99,840	84,879
Total Adjusted EBITDA incl. unconsolidated affiliates	$170,070	$165,962

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
Revenue by business sector
Renewable energy	$166,691	$150,793
Efficient natural gas	28,408	26,403
Transmission and Transportation	26,614	26,608
Water	13,477	6,599
Total Revenue	$235,190	$210,403

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$115,857	$113,670
Efficient natural gas	23,182	24,462
Transmission and Transportation	21,203	21,922
Water	9,828	5,908
Total Adjusted EBITDA incl. unconsolidated affiliates	$170,070	$165,962

Production in the renewable energy portfolio increased by 15.2% for the first quarter of 2021 compared with the first quarter of 2020 mainly thanks to the contribution of the recent investments in solar assets and higher solar radiation and production in some assets. In the United States, production was slightly lower than in the same period of 2020 due to scheduled major maintenance works on one of the Mojave turbines in the first quarter of 2021.

ACT, the efficient natural gas power asset, had scheduled maintenance stops that caused lower availability and production levels, though without impact on revenue. In water, the decrease in availability was largely due to the installation of some new safety-related equipment at our new asset while transmission lines continue to deliver solid performance with high availability levels.

Revenue for the first quarter of 2021 was $235.2 million, an 11.8% increase compared with the first quarter of 2020, mostly thanks to the contribution of new assets, foreign exchange differences and higher solar resource and production in some assets.

Liquidity and Debt

As of March 31, 2021, cash at Atlantica’s corporate level was $434.2 million ($304.2 million after deducting the $130 million paid for Coso in April 2021), compared with $335.2 million as of December 31, 2020. Additionally, as of March 31, 2021, the Company had $440.0 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $874.2 million, compared with $750.2 million as of December 31, 2020. On March 1, 2021, the Revolving Credit Facility’s maturity was extended to December 31, 2023, increasing the total limit from $425 million to $450 million.

As of March 31, 2021, net project debt6 was $4.58 billion, compared with $4.70 billion as of December 31, 2020, while net corporate debt7 was $531.1 million, compared with $658.5 million as of December 31, 2020. The net corporate debt / CAFD pre-corporate debt service ratio8 was 2.6x9 as of March 31, 2021, including the impact of Coso investment. As of March 31, 2021, our average corporate debt maturity stands at approximately five years.

6  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
7  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
8  Net corporate leverage is calculated as corporate net debt divided by midpoint 2021 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.
9  For net corporate leverage ratio calculation purposes, corporate net debt as of March 31, 2021, has been calculated to      include $130M equity investment paid in April 2021 and $40M of project debt pre-payment expected to occur in July 2021. As a result, net corporate debt increased by $170M to $701M. CAFD has not been changed. Absent such adjustment to corporate cash and net corporate debt, the ratio of corporate net debt / CAFD pre-corporate debt service was 2.0x.

Dividend

On May 4, 2021, the Board of Directors of Atlantica approved a dividend of $0.43 per share. This dividend is expected to be paid on June 15, 2021 to shareholders of record as of May 31, 2021.

Credit Rating Update

During the first quarter of 2021, Atlantica’s Corporate Rating was upgraded by S&P and Fitch:

•
On March 31, 2021, Fitch Ratings upgraded Atlantica’s Corporate Rating to BB+ (Stable Outlook). According to Fitch, the upgrade reflects the successful execution of Atlantica’s financing program, the stable and predictable nature of contracted cash flows and a well-diversified portfolio regarding geographical exposure and asset class.

•
On April 16, 2021, S&P Global Ratings also upgraded Atlantica’s Corporate Rating to BB+ (Stable Outlook), highlighting the increased scale, stable performance, and corporate leverage in line with the BB+ rating level. They also affirmed the senior secured debt at BBB-.

Growth

1.	Acquisition of a 49% equity interest in a 596 MW wind portfolio

In April 2021, Atlantica reached an agreement to acquire a 49% interest in a 596 MW portfolio of four wind assets in Illinois, Texas, Oregon, and Minnesota. Total equity investment is expected to be approximately $196.510 million which represents an Enterprise Value11 / EBITDA12 multiple of approximately 5.9 times. The assets have PPAs with investment grade off-takers and have a proven operational track record. Closing is expected in the third quarter of 2021 subject to customary conditions and regulatory approvals.

10 Subject to certain customary adjustments.
11 Enterprise Value is defined as the expected investment divided by the 49% equity interest agreed to be acquired. The asset has no debt.
12 EBITDA is calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization and impairment charges. There were no financing costs or income tax in 2020 in this portfolio (see reconciliation on page 15).

2.	Investments closed

During the first four months of 2021, Atlantica closed two previously announced investments:

•
Coso: On April 7, 2021, Atlantica closed the acquisition of a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to the California Independent System Operator. It has PPAs signed with three investment grade off-takers, with an average 19-year contract life. The total equity investment was approximately $130 million, and the Company expects to make an additional investment of approximately $40 million to reduce project debt in the third quarter of 2021.

•
Chile PV 2: On January 6, 2021, Atlantica closed its second investment via its renewable energy platform in Chile with the acquisition of Chile PV 2, a 40 MW solar PV plant with partially contracted revenues.

The Company expects to close its previously announced acquisitions of Calgary District Heating and La Sierpe during the second quarter and mid-2021, respectively.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage, CFO, Francisco Martinez-Davis, and Director of Investor Relations, Leire Perez will hold a conference call and a webcast on Thursday, May 6, 2021, at 8:30 am (New York time).

In order to access the conference call participants should dial: + 1-631-510-7495 (US), +44 (0) 844-571-8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 3687854. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will also hold virtual meetings with investors during the month of May at the Citi Global Energy & Utilities Virtual Conference, the Credit Suisse Renewables & Utilities Conference and the Energy Infrastructure Council Investor Conference Investor Conference 2021.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected value, payments and closing timelines for investments; project debt repayment; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector, including as a result of project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.

The CAFD and other guidance incorporated into this press release are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including EBITDA, CAFD and Adjusted EBITDA including unconsolidated affiliates) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and EBITDA, Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

EBITDA has been used in this press release exclusively for the announced acquisition of a wind portfolio in the United States. EBITDA has been calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization, and impairment changes. There were no financing costs or income tax in 2020 in this portfolio.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses.

Our management believes EBITDA, Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry.

Our management uses EBITDA, Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2021	2020
Revenue	$235,190	$210,403
Other operating income	21,233	29,538
Employee benefit expenses	(14,382)	(11,717)
Depreciation, amortization, and impairment charges	(83,541)	(109,619)
Other operating expenses	(75,270)	(65,815)
Operating profit	$83,230	$52,790
Financial income	1,112	1,207
Financial expense	(85,146)	(96,008)
Net exchange differences	(188)	(1,621)
Other financial income/(expense), net	2,975	(4,112)
Financial expense, net	$(81,247)	$(100,534)
Share of profit/(loss) of associates carried under the equity method	960	(668)
Profit/(loss) before income tax	$2,943	$(48,412)
Income tax	(14,487)	10,147
Profit/(loss) for the period (continued operations)	$(11,544)	$(38,265)
Profit/(loss) for the period (discontinued operations)	480	-
Loss/(profit) attributable to non-controlling interests	(8,108)	(2,246)
Profit/(loss) for the period attributable to the Company	$(19,172)	$(40,511)
Weighted average number of ordinary shares outstanding (thousands)	110,386	101,602
Weighted average number of ordinary shares diluted (thousands)	113,733	101,602
Basic earnings per share (U.S. dollar per share)	$(0.17)	$(0.40)
Diluted earnings per share (U.S. dollar per share)	$(0.17)	$(0.40)
Diluted earnings per share from continuing operations (U.S. dollar per share)	$(0.18)	$(0.40)
Diluted earnings per share from continuing operations (U.S. dollar per share)	$(0.17)	$(0.40)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2021	As of December 31, 2020
Non-current assets
Contracted concessional assets	$7,987,180	$8,155,418
Investments carried under the equity method	111,798	116,614
Financial investments	84,420	89,754
Deferred tax assets	146,668	152,290
Total non-current assets	$8,330,066	$8,514,076
Current assets
Inventories	$25,223	$23,958
Trade and other receivables	275,675	331,735
Financial investments	196,753	200,084
Cash and cash equivalents	1,058,843	868,501
Assets held for sale	92,089	-
Total current assets	$1,648,583	$1,424,278
Total assets	$9,978,649	$9,938,354
Equity and liabilities
Share capital	$11,080	$10,667
Share premium	1,011,743	1,011,743
Capital reserves	965,678	881,745
Other reserves	126,074	96,641
Accumulated currency translation differences	(99,054)	(99,925)
Accumulated deficit	(383,406)	(373,489)
Non-controlling interest	225,759	213,499
Total equity	$1,857,874	$1,740,881
Non-current liabilities
Long-term corporate debt	$939,694	$970,077
Long-term project debt	4,519,942	4,925,268
Grants and other liabilities	1,199,685	1,229,767
Derivative liabilities	287,861	328,184
Deferred tax liabilities	265,651	260,923
Total non-current liabilities	$7,212,833	$7,714,219
Current liabilities
Short-term corporate debt	25,626	23,648
Short-term project debt	680,275	312,346
Trade payables and other current liabilities	91,147	92,557
Income and other tax payables	38,722	54,703
Liabilities held for sale	72,172	-
Total current liabilities	$907,942	$483,254
Total equity and liabilities	$9,978,649	$9,938,354

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2021	2020
Profit/(loss) for the period	$(11,064)	$(38,265)
Financial expense and non-monetary adjustments	171,472	194,720
Profit for the period adjusted by financial expense and non-monetary adjustments	$160,408	$156,455
Variations in working capital	16,963	(59,334)
Net interest and income tax paid	(30,663)	(11,436)
Net cash provided by operating activities	$146,708	$85,685
Investment in contracted concessional assets	(6,341)	-
Other non-current assets/liabilities	1,921	(5,938)
Acquisitions of subsidiaries and entities under the equity method	(10,744)	-
Distributions from entities under the equity method	8,799	5,120
Net cash used in investing activities	$(6,365)	$(818)

Net cash provided by financing activities	$59,144	$59,831

Net increase in cash and cash equivalents	$199,487	$144,698
Cash and cash equivalents at beginning of the period	868,501	562,795
Translation differences in cash or cash equivalent	(9,145)	(17,320)
Cash & cash equivalents at end of the period	$1,058,843	$690,172

Reconciliation of Adjusted EBITDA including unconsolidated affiliates   to Profit for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2021	2020
Profit/(loss) for the period attributable to the Company	$(19,172)	$(40,511)
Profit/(loss) attributable to non-controlling interest	8,108	2,246
Profit/(loss) from discontinued operations	(480)	-
Income tax	14,487	(10,147)
Share of loss/(profit) of associates carried under the equity method	(960)	668
Financial expense, net	81,247	100,534
Operating profit	$83,230	$52,790
Depreciation, amortization, and impairment charges	83,541	109,619
Adjusted EBITDA	$166,772	$162,409
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,298	3,553
Adjusted EBITDA including unconsolidated affiliates	$170,070	$165,962

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2021	2020
Net cash provided by operating activities	$146,708	$85,685
Net interest and income tax paid	30,663	11,436
Changes in working capital	(16,963)	59,333
Other non-cash adjustments and other	6,364	5,955
Adjusted EBITDA	$166,772	$162,409
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,298	3,553
Adjusted EBITDA including unconsolidated affiliates	$170,070	$165,962

Reconciliation of Cash Available For Distribution to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2021	2020
Profit/(loss) for the period attributable to the Company	$(19,172)	$(40,511)
Profit/(loss) attributable to non-controlling interest	8,108	2,246
Profit/(loss) attributable from discontinued operations	(480)	-
Income tax	14,487	(10,147)
Share of loss/(profit) of associates carried under the equity method	(960)	668
Financial expense, net	81,247	100,534
Operating profit	$83,230	$52,790
Depreciation, amortization, and impairment charges	83,541	109,619
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,298	3,553
Adjusted EBITDA including unconsolidated affiliates	$170,070	$165,962
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,298)	(3,553)
Dividends from equity method investments	8,799	5,120
Non-monetary items	(6,177)	(4,334)
Interest and income tax paid	(30,663)	(11,436)
Principal amortization of indebtedness	(22,693)	(14,898)
Deposits into/ withdrawals from restricted accounts[13]	(26,576)	32,921
Change in non-restricted cash at project level[14]	(63,265)	(50,467)
Dividends paid to non-controlling interests	(4,215)	(4,914)
Changes in other assets and liabilities	29,255	(66,843)
Cash Available For Distribution	$51,237	$47,558

The following table provides a reconciliation of EBITDA to Net Income of the 596 MW wind portfolio in the United States Atlantica has agreed to acquire:

($ in millions)	2020[14]
Net Income	33.0
Depreciation and amortization	35.2
EBITDA	68.2

13 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.
14 Based on Unaudited Financial Statements for the year ended December 31, 2020, presented on a 100% basis.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: May 6, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer